Exhibit 99.3

SHOPIFY INC.

(the “Company”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Jessica Hertz, duly appointed General Counsel and Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)
the Company has arranged to have proxy-related materials for the annual general and special meeting of shareholders of the Company to be held on June 7, 2022 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

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DATED as of this 11th day of April, 2022.
SHOPIFY INC.

By:	/s/ Jessica Hertz
Name:	Jessica Hertz
Title:	General Counsel and Secretary